Exhibit 99.1


                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  24,559            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                4,784            0              0
-------------------------------------------------------------------------------------------------------------------------
                                                   Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    Shares            Common                0          Buy           0                                          0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity    -----------------------------
                                                                                           Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  24,559            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                4,784            0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                           Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 140                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               0                 0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                    0                  0          Buy           0         0                 0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                             Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 140                               0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               0                 0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                           Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,326             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred C                               2               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,326             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred C                               2               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name:  TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        ( X )                 ( )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 20,452             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              11,318             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                  Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                       Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 20,452             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              11,318             0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name:  TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        ( X )                 ( )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                  Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                       Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name:  TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        ( X )                 ( )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred A                               1               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred A                               1               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name:  TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        (  )                 ( X )                    ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,348             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               4,348             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,348             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               4,348             0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name:  TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        (  )                 ( X )                    ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        (  )                 ( X )                    ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        (  )                 (  )                    ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        (  )                 (  )                     ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                       Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular Logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                        (  )                 (  )                     ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                   0                   0          Buy           0           0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity      -----------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.